UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-12846
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ProLogis 401(k) Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ProLogis
4545 Airport Way
Denver, CO 80239

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401(k) SAVINGS PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits – December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Plan Benefits – Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule 1: Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2008	10

Signature

Exhibit:
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm
EX-23.2

Report of Independent Registered Public Accounting Firm
The Plan Administrator
ProLogis 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
KPMG LLP
Denver, Colorado
June 18, 2009

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401(k) SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits

	December 31,
	2008	2007
Assets:
Investments, at fair value:
ProLogis common stock	$4,716,047	$15,078,820
Common collective trust	6,858,101	6,204,654
Mutual funds	29,261,820	42,167,340
Self directed brokerage account	298,224	478,149

Total investments, at fair value	41,134,192	63,928,963

Participant loans	414,151	428,917
Pending trade receivables	2,425	—

Net assets available for plan benefits before adjustment	41,550,768	64,357,880

Adjustment from fair value to contract value for fully benefit-responsive contracts	89,658	(46,947)

Net assets available for plan benefits	$41,640,426	$64,310,933

See accompanying notes to financial statements.

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401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2008	2007
Contributions:
Employer, net of forfeitures	$1,460,983	$726,871
Participants	3,746,233	3,357,002
Rollover	750,372	1,430,927

Total contributions	5,957,588	5,514,800

Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	(27,106,482)	1,593,442

Interest and dividends	1,876,799	2,089,109

Total investment (loss) income	(25,229,683)	3,682,551

Total contributions and (loss) income	(19,272,095)	9,197,351

Deductions:
Benefits paid to participants	3,395,297	3,042,247
Administrative expenses	3,115	4,568

Total deductions	3,398,412	3,046,815

Net increase (decrease) during the year	(22,670,507)	6,150,536

Net assets available for plan benefits:
Beginning of year	64,310,933	58,160,397

End of year	$41,640,426	$64,310,933

See accompanying notes to financial statements.

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401(k) SAVINGS PLAN
Notes to Financial Statements
(1)	Description of the Plan

The following description of the ProLogis 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan established by ProLogis (ProLogis or the Company). The Plan covers all eligible employees of the Company who have attained the age of 21. Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

Participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, not to exceed $15,500 ($20,500 if age 50 or older) in both 2008 and 2007. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2008 and 2007.

(c)	Participant Accounts

Each participant’s account is credited with the participant contributions, Company contributions and an allocation of Plan earnings. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s account balance.

(d)	Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company contributions vest based upon the following schedule:

Years of service	Vesting percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

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401(k) SAVINGS PLAN
Notes to Financial Statements — Continued
(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into various investment options. Participant contributions may be invested in any or all of the investment options.

The Company matching contributions deposited to the participant’s account follow the investment allocation of the participant’s elective deferral and participants are allowed to exchange out of the Company’s common stock immediately.

(f)	Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump-sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59 1/2, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participants’ contributions, allocation of earnings (losses), and the vested portion of Company contributions.

(g)	Forfeited Accounts

If a participant is not 100% vested and receives a distribution of Company contributions, the dollars left in the Plan are called forfeitures. Unused forfeitures totaled approximately $300 and $200 at December 31, 2008 and 2007, respectively. Forfeiture allocations from Company discretionary contributions are used to reduce future Company discretionary contributions. There were no forfeiture amounts used for future Company discretionary contributions during 2008 or 2007. Forfeiture allocations from Company match contributions are used to reduce future Company match contributions. In 2008 and 2007, the amount of forfeitures used for Company match contributions was approximately $80,000 and $628,000, respectively.

(h)	Loans to Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the participant’s account balance. Interest rates on participant’s loans range from 5% to 9.25% at both December 31, 2008 and 2007. Principal and interest is paid ratably through regular payroll deductions. Loans are recorded at their outstanding balances.

(i)	Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Contributions from participants receiving a hardship withdrawal are disallowed for six months following the receipt of the hardship withdrawal.

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401(k) SAVINGS PLAN
Notes to Financial Statements — Continued
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds and common stock are based on quoted market prices.

The investment contracts included in the common collective trust are presented at fair value on the statement of net assets available for plan benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value as reported by the investment advisor, which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The statements of net assets available for plan benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for plan benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Net Appreciation in Fair Value of Investments

Net realized and unrealized gains and losses, as reported in the accompanying Statement of Changes in Net Assets Available for Plan Benefits, is the cumulative difference between the fair value and the related cost of the Plan’s investments. Such income is allocated to participants’ accounts based on relative participant account balances.

(e)	Administrative Expenses and Distributions

The majority of administrative expenses of the Plan are paid by the Company. Unless paid by the Company, such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law.

(f)	Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued
(g)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, “Fair Value Adjustments” (SFAS 157), which defines fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•	Level 2 — Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds and equity securities, are classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets. The plan has investments in mutual funds of approximately $29,357,000 and equity securities of approximately $4,919,000. The Plan also has an investment of $6,858,000 in a common collective trust which would be classified in Level 2 of the fair value hierarchy.
(3)	Investments
The investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	2007		2006
ProLogis common stock	$4,716,047		$15,078,820
PIMCO Total Return Fund	3,777,393		*
Vanguard Growth Index Fund Investor Shares	2,728,476		4,003,449
Vanguard Target Retirement 2025 Fund	2,193,691		3,297,542
Vanguard 500 Index Fund Investor Shares	4,803,113		8,331,626
Vanguard Retirement Savings Trust	6,947,759	(a)	6,157,707	(a)

*	Not greater than 5% of net assets at respective year end.

(a)	Represents contract value at December 31, 2008 and 2007.

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401(k) SAVINGS PLAN
Notes to Financial Statements — Continued
During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Mutual funds	$(15,518,750)	$948,299
ProLogis common stock	(11,325,325)	701,083
Self directed brokerage account	(262,407)	(55,940)

	$(27,106,482)	$1,593,442

(4)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated April 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been subsequently amended, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2008 and 2007.

(6)	Related Party Transactions

Certain Plan investments represent shares of a common collective trust, common stock, self directed brokerage account and mutual funds managed by Vanguard Fiduciary Trust Company (Vanguard) as of December 31, 2008 and 2007, respectively. Vanguard is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest transactions.

Certain Plan investments represent shares of common stock of the Company as of December 31, 2008 and 2007. The Company is the plan sponsor as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest transactions.

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401(k) SAVINGS PLAN
Notes to Financial Statements — Continued
(7)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks such as, significant world events, interest rate, credit, and overall market volatility. The plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

The Plan has a concentration of investments in ProLogis common stock. A change in the value of the Company common stock could cause the value of the Plan’s net assets available for plan benefits to change due to this concentration.

PROLOGIS 401(k) SAVINGS PLAN	Schedule 1
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of party involved /
Description of asset	Current Value
ProLogis common stock*	$4,716,047

Common Collective Trust:
Vanguard Retirement Savings Trust*+	6,947,759

Mutual Funds:
Allianz CCM Emerging Companies Fund*	37,126
Allianz CCM Mid-Cap Fund*	92,048
American Beacon International Equity Fund*	142,213
Ariel Appreciation Fund*	41,490
Artisan International Fund*	208,580
Aston ABN AMRO Growth Fund*	97,635
Cohen & Steers Realty Shares*	172,292
Davis New York Venture Fund*	1,010,057
Harbor Capital Appreciation Fund*	1,232,823
Hotchkis and Wiley Mid-Cap Value Fund*	196,588
Julius Baer International Equity Fund*	736,367
MainStay ICAP Equity Fund*	142,862
PIMCO Total Return Fund*	3,777,393
Third Avenue Small-Cap Value Fund*	425,087
Turner Mid-Cap Growth Fund*	266,554
Turner Small-Cap Growth Fund*	149,226
Vanguard 500 Index Fund Investor Shares*	4,803,113
Vanguard Balanced Index Fund Investor Shares*	1,501,021
Vanguard Growth Index Fund Investor Shares*	2,728,476
Vanguard Intermediate-Term Bond Index Fund*	1,070,259
Vanguard Mid-Cap Index Fund*	650,647
Vanguard REIT Index Fund*	615,466
Vanguard Small-Cap Growth Index Fund*	940,806
Vanguard Small-Cap Value Index Fund*	656,826
Vanguard Target Retirement 2005 Fund*	352,238
Vanguard Target Retirement 2015 Fund*	218,859
Vanguard Target Retirement 2025 Fund*	2,193,691
Vanguard Target Retirement 2035 Fund*	1,068,621
Vanguard Target Retirement 2045 Fund*	584,129
Vanguard Target Retirement Income Fund*	235,829
Vanguard Total International Stock Index Fund*	1,506,948
Vanguard Value Index Fund Investor Shares*	1,367,538
Wells Fargo Advantage C&B Mid Cap Value Portfolio D Shares	39,012

Total mutual funds	29,261,820

(Continued)

PROLOGIS 401(k) SAVINGS PLAN	Schedule 1 (continued)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of party involved /
Description of asset	Current Value
Self Directed Brokerage Account — VGI Brokerage Option:*
Cash:	847
Common Stocks:
3M Co	8,631
Adobe Systems Inc Del	8,516
Crucell N V Sponsored ADR	3,030
EMC Corp (Mass)	20,940
FNMA	760
Freddie Mac	730
Ishares Inc MSCI Singapore Index Fund	8,460
Ishares Inc MSCI Hong Kong Index Fund	6,741
Ishares TR Dow Jones US	4,786
Ishares TR Dow Jones US INS	4,766
Ishares TR S&P U S PFD STK	5,842
Ishares TR Dow Jones EPAC Select Dividend	4,198
Ishares TR for Future Issues	5,861
Ishares TR S&P Global Energy Sector	2,966
Level 3 Communications Inc	1,400
Medtronic Inc	9,426
Middleby Corp	5,454
Motorola Inc	4,430
Omnicare Inc	5,552
Penn West Energy TR	2,224
Qualcomm Inc	8,957
Real Goods Solar Inc CL A	2,018
Research in Motion Ltd	4,058
Sabmiller PLC Sponsored ADR	5,016
Starbuck’s Corp	4,257
Stryker Corp	3,596
Vanguard Sector Index FDS	16,829
Wellpoint Inc	10,533
YRC Worldwide Inc	2,870
Zumiez Inc	29,800

Mutual Funds:
Wells Fargo Government Money Market Fund	26,596
Loomis Sayles Bond Fund Retail	30,091
Rainer Investment Management Mid Cap	22,932
UMB Scout Worldwide Fund	15,111

Total self directed brokerage account	298,224

Participant loans, 5% to 9.25%	414,151

Total investments	$41,638,001

*	Represents a party-in-interest

+	Reflected at contract value
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Development and Compensation Committee of the ProLogis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ProLogis 401(k) Savings Plan
Dated: June 18, 2009	By:	/s/ William E. Sullivan
William E. Sullivan